                                                                       EXHIBIT C

Pursuant to Rule 12b-23 under the Securities Exchange Act the following exhibit containing text from Cytec's Registration Statement on Form S-4 (Registration Number 333-62287) is filed as to matters incorporated by reference in Item 6.

                               THE SPECIAL MEETING


The Stockholders Agreement

         The description of the Stockholders Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Annex B and incorporated herein by reference.

         On July 8, 1998, Cytec entered into the Stockholders Agreement with Mr. Georgiev, Mr. Glaser, Mr. Glosson, each a member of the Board of Directors of AMT, and Mr. Pendorf, the President and Chief Executive Officer and a director of AMT (collectively, the "Selling Stockholders"). As of the date of this Proxy Statement/Prospectus, the Selling Stockholders hold 717,360 shares or approximately 16.0% of the outstanding shares of AMT Common Stock, meaning they alone are unable to control the vote on any matter submitted to a vote of AMT's stockholders, including the adoption of the Merger Agreement and transactions contemplated thereby.

         Pursuant to the Stockholders Agreement, each Selling Stockholder has agreed that at any meeting of stockholders of AMT called to vote upon the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement, such Selling Stockholder shall vote (or cause to be voted) his shares, including shares received upon the exercise of options, in favor of the Merger, the execution and delivery by AMT of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

         Further, each Selling Stockholder has agreed in the Stockholders Agreement that at any meeting of the stockholders of AMT, such Selling Stockholder shall vote (or cause to be voted) his shares against (i) any Transaction Proposal other than the Merger Agreement; (ii) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by AMT; or (iii) any amendment of AMT's Certificate of Incorporation or By-laws or other proposal or transaction involving AMT or any of its subsidiaries which amendment or other proposal or transaction would in any manner partially or wholly impede, frustrate, prevent, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing, a "Competing Transaction").


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         Also, each Selling Stockholder agreed that if the Merger Agreement is terminated under circumstances where Cytec is entitled to receive the Parent Termination Fee, each Selling Stockholder shall pay to Cytec on demand an amount equal to the Net Profit of such Stockholder from the consummation of any Transaction Proposal that is consummated within two years of such termination. The term "Net Profit" means an amount in cash equal to such Selling Stockholder's Gross Profit (as defined herein) minus the amount paid by such Selling Stockholder in taxes as a result of the consummation of the Transaction Proposal. The term "Gross Profit" means an amount in cash equal to the product of (x) the number of such Selling Stockholder's shares and (y) the excess of the per-share cash consideration plus the per-share fair market value of any non-cash consideration, as the case may be, received by the Selling Stockholder pursuant to such Transaction Proposal, over $6.00.

         The Stockholders Agreement, except for the provisions providing for the payment of Net Profit to Cytec, will terminate upon the first to occur of (i) the Effective Time or (ii) the date upon which the Merger Agreement is terminated in accordance with its terms, unless an Extension Event (as defined herein) shall have theretofore occurred, in which case certain provisions thereof, including as to voting, will continue in effect for a period of 18 months. As used herein, an "Extension Event" shall mean any of the following events: (a) the Special Meeting shall not have been held or the required approval of the AMT stockholders shall not have been obtained at such meeting,
(B) the AMT Board shall have withdrawn or modified its recommendation with respect to the Merger or the Merger Agreement or (C) any person (other than Cytec or any subsidiary of Cytec) shall have made, or disclosed an intention to make, a Transaction Proposal or proposal for a Competing Transaction.


                              THE MERGER AGREEMENT

         The following is a brief summary of certain additional provisions of the Merger Agreement, which is attached as Annex A to this Proxy
Statement/Prospectus and which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

The Merger

         The Merger. The Merger Agreement provides that at the Effective Time the Merger Sub shall be merged with and into AMT, which shall be the Surviving Corporation and which shall continue its corporate existence under the laws of the State of Delaware and succeed to and assume all the rights and obligations of the Merger Sub. The Effective Time will occur upon the filing of the Certificate of Merger with the office of the Secretary of State of Delaware.

         Certificate of Incorporation and By-laws. The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of an exhibit to the Merger Agreement, which provides, among other things, for the total number


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of shares of all classes of stock that the Corporation shall have authority to issue to be 110,000,000 shares of Common Stock having the par value of $.01 per share. The By-laws of the Merger Sub, as in effect at the Effective Time, shall be the By-laws of the Surviving Corporation until amended as therein provided.

         Conversion of AMT Stock in the Merger. At the Effective Time each share of AMT Common Stock issued and outstanding immediately prior to the Effective Time, except for treasury stock and stock held by Cytec or the Merger Sub, will be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of Cytec Common Stock equal to the Conversion Number. Cash will be paid to AMT stockholders in lieu of fractional shares of Cytec Common Stock and for any dividends or other distributions to which such holder is entitled. See "THE MERGER - Exchange Agent; Exchange Procedures; Distributions with Respect to Unexchanged Shares; No Further Ownership Rights in AMT Common Stock; No Fractional Shares".

Representations and Warranties

         The Merger Agreement includes various customary representations and warranties of the parties thereto. The Merger Agreement includes representations and warranties by AMT as to, among other things, (i) organization, standing and corporate power of AMT and its subsidiaries, (ii) ownership of subsidiaries,
(iii) capital structure, (iv) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters and the Merger Agreement's noncontravention of any agreement, law, or charter or by-law provision and the absence of the need for governmental or third-party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger Agreement (except for certain filings specified in the Merger Agreement), (v) compliance as to form and the accuracy of information contained in documents filed by AMT with the SEC (the "AMT SEC Documents"), (vi) the accuracy of information supplied by AMT in connection with this Proxy Statement/Prospectus and the Registration Statement, (vii) the absence of certain material changes or events since the date of the most recent balance sheets filed with the SEC (except as disclosed in the AMT SEC Documents and except as expressly contemplated by the Merger Agreement), including the absence of any declaration of a dividend or other distribution, any split, combination or reclassification of capital stock, certain increases in compensation, severance or termination pay, entry into certain employment, severance or termination agreements and certain changes in accounting methods, principles or practices, (viii) the absence of material litigation (except as disclosed in the AMT SEC Documents), (ix) compliance with laws applicable to the business of AMT,
(x) the filing of tax returns and payment of taxes, (xi) the inapplicability of certain state takeover laws to the Merger and the Merger Agreement, and (xii) the receipt of an opinion of AMT's financial advisor.

         The Merger Agreement includes representations and warranties by Cytec as to, among other things, (i) organization, standing and corporate power of Cytec and its subsidiaries, (ii) capital structure, (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters and the Merger Agreement's noncontravention of any agreement, law, or charter or by-law provision and the absence of the need for governmental or third-party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger


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Agreement (except for certain filings specified in the Merger Agreement), (iv)
validity of the Cytec Common Stock to be issued in the Merger, (v) compliance as to form and the accuracy of information contained in documents filed by Cytec with the SEC (the "Cytec SEC Documents"), (vi) the accuracy of information supplied by Cytec in connection with this Proxy Statement/Prospectus and the Registration Statement, (vii) the absence of certain material changes or events since the date of the most recent balance sheet included in the Cytec SEC Documents, including the absence of any declaration of a dividend or other distribution, any split, combination or reclassification of capital stock and certain changes in accounting methods, principles or practices, and (viii) the absence of material litigation.

         The Merger Agreement also includes representations and warranties by Cytec and the Merger Sub as to, among other things, (i) organization, standing and corporate power of the Merger Sub, (ii) capital structure, (iii) the authorization execution, delivery, performance and enforceability of the Merger Agreement and related matters and the Merger Agreement's noncontravention of any agreement, law, or charter or by-law provision and the absence of the need for governmental or third-party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger Agreement (except for certain filings specified in the Merger Agreement).

Conduct of Business Pending the Merger

         AMT has agreed that, prior to the Effective Time, except as otherwise consented to by Cytec: (i) the business of AMT and its subsidiaries shall be conducted only in the ordinary and usual course consistent with past practice and AMT and its subsidiaries shall use commercially reasonable efforts to preserve their relationships with customers, suppliers, licensors, distributors and other parties having business dealings with them; (ii) neither AMT nor any of its subsidiaries shall or shall propose to: (a) amend its Certificate of Incorporation or By-laws or other comparable organizational documents, (b) declare, set aside or pay any dividend or other distribution or payment in respect of shares of its capital stock owned by any person (other than to AMT or a wholly owned subsidiary of AMT), (c) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of, or rights of any kind (including convertible or exchangeable securities and options, warrants and other rights) to acquire any shares of, the capital stock (or other voting securities or securities convertible into or exchangeable for any such shares, rights or voting securities) of AMT or any of its subsidiaries other than, in the case of AMT, shares of AMT Common Stock issuable pursuant to the terms of outstanding stock options and warrants of AMT disclosed in the Merger Agreement and shares of certain subsidiaries pledged to secure existing credit facilities described in the Merger Agreement, (d) other than sales of products of AMT or any of its subsidiaries in the ordinary course of business and other than assets encumbered to secure existing credit facilities, dispose of, encumber or mortgage any assets or properties individually in excess of $100,000 and collectively in excess of $250,000, (e) purchase or otherwise acquire any outstanding shares of its capital stock other than as contractually required to under AMT's employee stock option plans, (f) waive, release, grant or transfer any rights of material value or modify or change any material existing contract, license, agreement, commitment or arrangement in a way that is adverse to AMT or its subsidiaries,
(g) make any material tax election or settle or compromise any material tax liability of AMT or any of its subsidiaries other than such


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
elections as are required to be made in connection with the filing of regular tax returns in the ordinary course of business, (h) take or agree to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code, (i) enter into or otherwise agree to be bound by any agreement, contract, arrangement or instrument that would be required to be filed by AMT or any of its subsidiaries as an exhibit to a Form 10-K under the Exchange Act, (j) except as contemplated by the Merger Agreement, acquire any business or any assets other than purchases of inventory in the ordinary course of business, (k) other than in the ordinary course of business under existing credit facilities, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of AMT, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or, with certain exceptions, make any loans, advances or capital contributions to, or investments in, any other person, other than extensions of credit to customers and advances to employees, in each case in the ordinary course of business consistent with past practice, (l) except for the items named in the Merger Agreement, make any new capital expenditure or expenditures which, individually, is in excess of $50,000, or, in the aggregate, are in excess of $200,000, (m) discharge, settle or satisfy any claims that have a material adverse effect on AMT and its subsidiaries, taken as a whole, or waive any material benefits of, or agree to modify in any materially adverse respect any confidentiality, standstill or similar agreements to which AMT is a party, (n) except in the ordinary course of business, enter into any contracts, agreements, binding arrangements or binding understandings relating to the distribution, sale, license or marketing by third parties of AMT's products, other than pursuant to any such agreements currently in place in accordance with their terms as of the date of the Merger Agreement, (o) form any subsidiary to AMT,
(p) except as required by GAAP, make any change in accounting methods, principles or practices, (q) cancel or permit to lapse any insurance policy in effect on the date of the Merger Agreement, (r) fail to conduct reasonable maintenance in the ordinary course of business consistent with past practice with respect to all machinery and equipment, (s) take any action either to accelerate or cash out the value of any AMT Option, or (t) approve or amend any employee benefit plan or any other employment, deferred compensation, bonus, incentive, severance, termination, disability, death benefit, pension, profit sharing, hospitalization, medical, stock option, restricted stock, stock appreciation right, vacation, sick pay or other material fringe benefit plan, program or arrangement that provides benefits to current or former directors, officers or employees of the Company or its subsidiaries or with respect to which the Company or its subsidiaries have any liability; and (iii) neither AMT nor any of its subsidiaries will (a) increase the compensation payable to any of its directors, officers or employees, (b) make any payment or provision or commitment with respect to any bonus, profit sharing, thrift, employee stock ownership, pension, retirement, deferred compensation, welfare benefit, employment or other payment plan, agreement or arrangement for the benefit of directors, officers or employees of AMT or any of its subsidiaries, except in the ordinary course of the administration of the pension, retirement or welfare benefit plans, agreements or arrangements, (c) grant any stock options, any stock appreciation rights or any other stock-


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based awards, (d) enter into any employment agreement or other contract or arrangement with respect to the performance of personal services or (e) make any loan to, or enter into any other transaction with, any officer or director of AMT or any of its subsidiaries or any affiliate of any such officer or director except for fees to law firms of which directors are members, directors' fees, officers' salaries and reimbursement of out-of-pocket expenses.

         Cytec has agreed that, prior to the Effective Time, Cytec shall not:
(i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than regular quarterly cash dividends (in an amount determined in a manner consistent with Cytec's past practice) with customary record and payment dates, or (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock, (ii) amend Cytec's Certificate of Incorporation or by-laws in a manner that would be materially adverse to the holders of Cytec Common Stock (it being understood that an amendment to the Certificate of Incorporation of Cytec increasing the number of authorized shares of Cytec Common Stock or other capital stock of Cytec shall not be deemed to be materially adverse to the holders of Cytec Common Stock); or (iii) authorize, or commit or agree to take, any of the foregoing actions.

Certain Additional Agreements

         The Merger Agreement contains additional covenants relating to, among other things: (i) (a) AMT and its subsidiaries affording Cytec and Cytec's accountants, counsel and other representatives full access prior to the Effective Time to all of its properties, books, contracts, commitments and records and furnishing promptly to Cytec all information concerning its business, properties and personnel as Cytec may reasonably request, (b) Cytec keeping any confidential information and documents obtained pursuant to the Merger Agreement in accordance with the Confidentiality Agreement, dated June 15,1997, between AMT and Cytec, (c) each party holding any nonpublic information in confidence until such time as such information becomes publicly available; (ii) each party taking all reasonable actions necessary to file as soon as practicable all requisite applications under the HSR Act; (iii) AMT filing with the Commission a proxy statement with respect to the meeting of AMT's stockholders contemplated by the Merger Agreement; (iv) Cytec filing with the Commission a Registration Statement on Form S-4 and shall also take any action required to be taken under state blue sky or securities laws; (v) each party taking all action necessary to consummate and make effective the transactions contemplated by the Merger Agreement, including obtaining all necessary waivers, consents and approvals, giving all notices and effecting all necessary registrations and filings and defending any lawsuits or other legal proceedings; (vi) at all times prior to the Effective Time, AMT and Cytec each delivering to the other, not later than 45 days after the end of any fiscal quarter, their respective unaudited consolidated statements of financial position as of the last day of such fiscal quarter and their consolidated statements of income and changes in financial position for the fiscal period then ended and prepared in conformity with the requirements of Form 10-Q or Form 10-QSB, as the case may be, under the Exchange Act; (vii) AMT using its best efforts to cause to be delivered to Cytec a letter of Feldman Sherb Ehrlich & Co., P.C., AMT's independent public accountants, which is reasonably satisfactory to Cytec and


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customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement; (viii) AMT giving Cytec the opportunity to participate in the defense or settlement of any stockholder litigation against AMT and its directors relating to any of the transactions contemplated by the Merger Agreement until the Effective Time; (ix) in consideration of AMT entering into the Merger Agreement and the Stockholders Agreement, Cytec paying to AMT the Initial Payment, which shall be refunded to Cytec if the stockholders of AMT shall not adopt the Merger Agreement or AMT is required to pay the Parent Termination Fee; and (x) AMT causing its suit against Cytec and certain of its subsidiaries, Culver City v. Fiberite Inc., Fiberite Holdings Inc. and Cytec Industries, Inc., to be dismissed with prejudice (See " Other Matters - - Certain Litigation").

Conditions to the Consummation of the Merger

Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of AMT, (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or terminated, (iii) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order, legal restraint or prohibition enacted, entered, promulgated, enforced or issued by any governmental body or authority preventing the consummation of the Merger or the transactions contemplated hereby shall be in effect, (iv) the Registration Statement shall have become effective and shall not be subject to any stop order and no stop order proceeding with respect thereto shall have been initiated or threatened by the Commission, (v) the shares of Cytec Common Stock issuable to stockholders of AMT pursuant to the Merger Agreement shall have been authorized for listing on the NYSE upon official notice of issuance, and (vi) all material consents, approvals, orders or authorizations of, or registrations, determinations or filings with any governmental entity, required or necessary in connection with the Merger Agreement shall have been obtained and shall be in full force and effect.

         Conditions to AMT's Obligation to Effect the Merger. AMT shall be obligated to effect the Merger unless at or prior to the Effective Time any of the following conditions shall exist and shall not have been waived by AMT: (i) the representations and warranties of each of Cytec and the Merger Sub set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement and as of the Closing Date, other than for such failures to be true and correct that, individually and in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on AMT and its subsidiaries taken as a whole, (ii) Cytec and the Merger Sub shall not have performed or complied in all material respects with any covenants, obligations, conditions and agreements required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time, or (iii) AMT shall not have received a written opinion from its counsel, Foley, Hoag & Eliot LLP, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (or, if such counsel shall

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refuse to give such an opinion, a substantially equivalent opinion from Cravath,
Swaine & Moore, counsel to Cytec).

         Conditions to the Obligations of Cytec and the Merger Sub to Effect the Merger. Cytec and the Merger Sub shall be obligated to effect the Merger unless any of the following conditions shall exist and shall not have been waived by Cytec or the Merger Sub: (i) the representations and warranties of AMT set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement and as of the Closing Date, other than for such failures to be true and correct that, individually and in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on AMT and its subsidiaries taken as a whole, (ii) AMT shall not have performed or complied in all material respects with any covenants, obligations, conditions and agreements required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time, (iii) there shall be pending or threatened any suit, action or proceeding by any governmental body or authority challenging the consummation of the Merger, (iv) Cytec shall not have received a certificate of AMT's Chief Executive Officer stating that, to his knowledge, the representations contained in the "Environmental Matters" Schedule to the Merger Agreement are true and correct in all material respects, and (v) any person who is a director of AMT immediately prior to the Effective Time shall not have resigned effective at the Effective Time.

Termination, Amendment and Waiver

         The Merger Agreement may be terminated prior to the Effective Time, whether before or after any required approval by the stockholders of AMT: (i) by mutual written consent of Cytec and AMT; (ii) by either Cytec or AMT, (x) if the Effective Time shall not have occurred on or before November 15, 1998 (the "Termination Date") (unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Merger Agreement to perform each of its obligations under the Merger Agreement at or prior to the Effective Time or the parties are unable to close because the applicable waiting period under the HSR Act has not then expired or the Registration Statement is not then effective, in which case the Termination Date shall be changed to December 15,
1998), or (y) if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or action shall have become final and non-appealable; (iii) by Cytec, if the AMT Board or any committee thereof shall have withdrawn, modified or changed in any manner adverse to Cytec or the Merger Sub (as determined by Cytec in its reasonable judgment) its approval or recommendation of the Merger Agreement, the Stockholders Agreement or the Merger or shall have approved or recommended a Superior Proposal or shall have resolved to do any of the foregoing, or AMT shall have entered into an agreement with respect to a Superior Proposal, as described in "THE MERGER-Right of the AMT Board to Withdraw Recommendation"; (iv) by Cytec, if AMT fails to perform in any material respect any of its material obligations under the Merger Agreement or breaches in any material respect any material provision and has failed to perform such obligation or cure such breach, within 10 days of its receipt of written notice thereof (if such failure to perform or breach is capable of being performed or cured within such period by commercially reasonable means) or such longer period as shall be commercially reasonably necessary to perform such obligation or cure such breach (if such failure to perform or breach is not capable of being performed or cured within such period using commercially reasonable means), and such breach or uncured failure to perform shall have a material adverse effect on AMT and its subsidiaries taken as a whole; (v) by AMT, if Cytec or the Merger Sub fails to perform in any material respect any of its material obligations under the Merger Agreement or breaches in any material respect any material provision and has failed to perform such obligation or cure such breach, within 10 days of its receipt of written notice thereof (if such failure to perform or breach is capable of being performed or cured within such period by commercially reasonable means) or such longer period as shall be commercially reasonably necessary to perform such obligation or cure such breach (if such failure to perform or breach is not capable of being performed or cured within such period using commercially reasonable means), and such breach or uncured failure to perform shall have a material adverse effect on Cytec and its subsidiaries taken as a whole; (vi) by AMT, if AMT enters into a definitive agreement in respect of a Superior Proposal and AMT simultaneously with terminating pays Cytec all Expenses (as defined herein) and the Parent Termination Fee in cash and refunds the Initial Payment; and (vii) by Cytec or AMT, if approval of the Merger and adoption of the Merger Agreement by AMT's stockholders shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting.

         The Merger Agreement may be amended by either party at any time before or after any required approval hereby of the stockholders of AMT, but after any such stockholder approval, no amendment shall be made which changes the Merger Consideration or in any way adversely affects the rights of stockholders of AMT without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed by or on behalf of each party.

         At any time prior to the Effective Time, either party may: (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.